Filed pursuant to Rule 424(b)(3)
File No. 333-236669

PIMCO FLEXIBLE CREDIT INCOME FUND

(the “Fund”)

Supplement dated March 24, 2023 to the Fund’s Prospectus and Statement of Additional

Information dated November 1, 2022, each as supplemented from time to time

(respectively, the “Prospectus” and the “SAI”)

Beginning in April 2023, with the dividend payable on April 28, 2023, the Fund expects to distribute income dividends on a monthly basis, rather than quarterly, in accordance with the Fund’s distribution policies as set forth in the Fund’s Prospectus. Accordingly, the following disclosure updates are made effective as of the first business day of April 2023.

The first paragraph of the “Distributions” section of the Prospectus Summary is hereby deleted and replaced with the following:

Distributions

The Fund intends to distribute substantially all of its net investment income to shareholders in the form of dividends. The Fund intends to declare income dividends daily and distribute them monthly to shareholders of record. In addition, the Fund intends to distribute any net capital gains earned from the sale of portfolio securities to shareholders no less frequently than annually. Net short-term capital gains may be paid more frequently.

The first two paragraphs of the “Distributions” section of the Prospectus are hereby deleted and replaced with the following:

Distributions

The Fund intends to declare income dividends daily and distribute them to Common Shareholders monthly, which may be at rates that reflect past and projected net income of the Fund. Subject to applicable law, the Fund may fund a portion of its distributions with gains from the sale of portfolio securities and other sources. The dividend rate that the Fund pays on its Common Shares may vary as portfolio and market conditions change, and will depend on a number of factors, including without limitation the amount of the Fund’s undistributed net investment income and net short- and long-term capital gains, as well as the costs of any leverage obtained by the Fund (including interest expenses on any reverse repurchase agreements, dollar rolls and borrowings and dividends payable on any preferred shares issued by the Fund). As portfolio and market conditions change, the rate of distributions on the Common Shares and the Fund’s dividend policy could change. For a discussion of factors that may cause the Fund’s income and capital gains (and therefore the dividend) to vary, see “Principal Risks of the Fund.” The Fund intends to distribute each year substantially all of its net investment income and net short-term capital gains. In addition, at least annually, the Fund intends to distribute net realized long-term capital gains not previously distributed, if any. The net investment income of the Fund consists of all income (other than net short-term and long-term capital gains) less all expenses of the Fund (after it pays accrued dividends on any outstanding preferred shares). The Fund’s distribution rates may be based, in part, on projections as to annual cash available for distribution and, therefore, the distributions paid by the Fund for any particular month may be more or less than the amount of cash available to the Fund for distribution for that monthly period.

The Fund may distribute less than the entire amount of net investment income earned in a particular period. The undistributed net investment income would be available to supplement future distributions. As a result, the distributions paid by the Fund for any particular monthly period may be more or less than the amount of net investment income actually earned by the Fund during the period. Undistributed net investment income will be added to the Fund’s NAV and, correspondingly, distributions from undistributed net investment income will be deducted from the Fund’s NAV.

The first sentence of the first paragraph of the “Taxation - Fund Distributions” section of the SAI is hereby deleted and replaced with the following:

Fund Distributions

The Fund intends to declare income dividends daily and distribute them to Common Shareholders monthly.

Investors Should Retain This Supplement for Future Reference

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